UNITED STATES                         OMB APPROVAL
    SECURITIES AND EXCHANGE COMMISSION     OMB  NUMBER:  3235-0058
          Washington, D.C. 20549           Expires:   May 31, 1997
                                           Estimated average burden
               FORM 12B-25                 hours per response..2.50


       NOTIFICATION OF LATE FILING                 SEC FILE NUMBER
                                                       0-15347

                                                    CUSIP NUMBER



(Check One):   Form 10-K    Form 20-F    Form 11-K   X Form 10-Q    Form N-SAR

          [  ]  Transition Report on Form 10-K
          [  ]  Transition Report on Form 20-F
          [  ]  Transition Report on Form 11-K
          [  ]  Transition Report on Form 10-Q
          [  ]  Transition Report on Form N-SAR
          For the Transition Period Ended:


  Read Instruction (on back page) Before Preparing Form.  Please Print or Type.
     NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
                     VERIFIED ANY INFORMATION CONTAINED HEREIN.



If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:



PART I - REGISTRANT INFORMATION

Growth Hotel Investors
Full Name of Registrant


Former Name if Applicable

One Insignia Financial Plaza
Address of Principal Executive Office (Street and Number)

Greenville, South Carolina 29602
City, State and Zip Code

PART II - RULES 12B-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate).

          (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
          (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof,
X will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
          (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof , could not be filed within the prescribed time period.

On June 24, 1997, Growth Hotel Investors, a California limited partnership (the "Partnership"), sold all of its investment properties, consisting of the Hampton Inn -Brentwood, and Hampton Inn - Albuquerque for a sales price of $13,212,835. The Partnership has a controlling interest in two joint venture partnerships, Aurora/GHI Associates No. 1, and North Coast Syracuse Limited Partnership. The Partnership has a non-controlling interest in the joint venture Growth Hotel Investors Combined Fund No. 1. On June 24, 1997, Aurora/GHI Associates No. 1 sold its investment property, Hampton Inn - Aurora for a purchase price of $4,546,186. Additionally, North Coast Syracuse Limited Partnership sold its investment property, Hampton Inn - Syracuse for a sales price of $1,953,485. Finally, on June 24, 1997, Hampton/GHI Associates No. 1, a joint venture in which Growth Hotel Investors Combined Fund No. 1 owns 80% sold 17 of its 18 investment properties, Hampton Inn - Memphis-I-40, Hampton Inn - Columbia West, Hampton Inn - Spartanburg, Hampton Inn - Little Rock, Hampton Inn - Amarillo, Hampton Inn - Greenville, Hampton Inn - Charleston, Hampton Inn - Memphis-Poplar, Hampton Inn - Greensboro, Hampton Inn - Birmingham, Hampton Inn - Atlanta, Hampton Inn - Chapel Hill, Hampton Inn - Dallas, Hampton Inn - Nashville, Hampton Inn - San Antonio, Hampton Inn - Madison Heights, Hampton Inn
- Northlake for a purchase price of $105,936,107. The investment properties were sold to an unrelated third party, Equity Inns Partnership, L.P., a Tennessee limited partnership. The properties were sold pursuant to the settlement of the class action lawsuit brought in connection with the tender offer made by Devon Associates (discussed in Item 3 of the Partnership's Annual Report on Form 10-K for the period ending December 31, 1996). The Partnership anticipates that its interest in the last hotel property, the Hampton Inn - Mountain Brook, will be disposed of during the third quarter of 1997. The property remains under contract with Equity Inns Partnership, L.P. pending satisfaction of certain condition precedents, including obtaining the consent to the assignment of a ground lease from the ground landlord.

Due to the large volume of transactions, and the supporting documentation required to accurately reflect such transactions, associated with the sale of these twenty-one investment properties, the Form 10-Q could not be filed within the prescribed time period.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

     Louise Fletcher                   864                   239-1541
                 (Name)            (Area Code)         (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer
                                                                   X Yes      No


(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                   X Yes      No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate state the reasons why a reasonable estimate of the results cannot be made.

                  See Part III - Narrative



                             Growth Hotel Investors
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date August 11, 1997     By /s/ William H. Jarrard, Jr., President & Director
INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                   ATTENTION

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).


                              GENERAL INSTRUCTIONS

1.This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2.One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3.A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4.Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5.Electronic Filers: This form shall not be used by electronic files unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (Sec.232.201 or Sec.232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (Sec.232.13(b) of this chapter).